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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

        BROWN                       RICHARD                           H.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               5400 LEGACY DRIVE
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                                   (Street)

        PLANO                        TEXAS                            75024
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

        ELECTRONIC DATA SYSTEMS CORPORATION (EDS)


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)


4.  Statement for Month/Year

        JULY 2000


5.  If Amendment, Date of Original (Month/Year)



6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

      X Director     X  Officer                 10% Owner        Other
     ---            --- (give title below)  ---              --- (specify below)

                        CHAIRMAN, CEO
                        -------------
    ---------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
     ---
         Form filed by More than One Reporting Person
     ---

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code      V     Amount       (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK                                                                      275,876 (1)           D
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   COMMON STOCK                                                                          408 (2)           1          By Vanguard
                                                                                                                      Fiduciary
                                                                                                                      Trust
                                                                                                                      Company
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
(1) This amount includes (i) unvested restricted stock nits granted pursuant to a Rule 16b-3 qualified incentive plan (all such units are scheduled to vest during the period of 1999 - 2003); and (ii) shares acquired pursuant to EDS's Stock Purchase Plan.

(2) These shares were held in trust under EDS's Deferred Compensation Plan (a 401(k) savings plan) as of July 31, 2000. Vanguard accounts for holdings in the stock fund in units, comprised of stock and cash reserves. The number of shares reported above represents an approximate value based upon the fund balance and market value of EDS Common Stock on July 31, 2000.

                                                                          (Over)

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                            Code      V               (A)            (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option
(right to buy)                       $41.50
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option
(right to buy)                       $66.875
-----------------------------------------------------------------------------------------------------------------------------
Phantom Stock                        1-for-1           7/31/2000             I        V             23,255.814
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------


 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion        Title    Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                                Common
(right to buy)                  (1)     12/10/2008   Stock     1,000,000                    1,000,000           D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                                Common
(right to buy)                  (2)     12/10/2009   Stock       400,000                      400,000           D
------------------------------------------------------------------------------------------------------------------------------------
                                                     Common                                42,953.363                   By Wachovia
Phantom Stock                  Immmed      (3)       Stock    23,255.814         $43          (4)               I       Bank, N.A.
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

Explanation of Responses:

(1) The options become exercisable in five equal annual installments beginning December 10, 1999

(2) The options become exercisable in five equal annual installments beginning December 10, 2000

(3) Shares of phantom stock are issued following termination of the reporting person's employment with EDS.

(4) These shares were held in trust under EDS' Executive Deferral Plan as of July 31, 2000.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   * If this form is filed by more than one reporting person, see
     Instruction 4(b)(v).

  ** Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


     /s/ D. GILBERT FRIEDLANDER                               August 3, 2000
     -------------------------------------------              --------------
         D GILBERT FRIEDLANDER, ATTORNEY-IN-FACT                   Date
                FOR RICHARD H. BROWN


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